UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AppTech Corp.

(Name of Issuer)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

03834B200

(CUSIP Number)

nDigital Ventures

c/o NEC,
Office 32 Classic Tower, Building 869,
Road 3618, Block 436,
Seef District, Kingdom of Bahrain

973 1720 3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03834B200

1.	Names of Reporting Person: nDigital Ventures
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Item 5)
	8.	Shared Voting Power: 18,011,515 (1) (see Item 5)
	9.	Sole Dispositive Power: 0 (see Item 5)
	10.	Shared Dispositive Power: 18,011,515 (1) (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,011,515
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]
13.	Percent of Class Represented by Amount in Row (11): 16.84%
14.	Type of Reporting Person (See Instructions): OO

(1) The beneficial ownership of the issuer’s shares is being reported hereunder to address the prospect that nDigital Holdings S.P.C. (“Holdings”) may be deemed to have an indirect or shared voting power over such shares as a result of its relationship with nDigital Ventures (described under Item 3 of this Schedule 13D and the matters described within Item 3, Item 4 and Item 5 of this Schedule 13D). Note that neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission by Holdings or nDigital Ventures that Holdings is the beneficial owner of any shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	03834B200

1.	Names of Reporting Person: nDigital Holdings S.P.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Item 5)
	8.	Shared Voting Power: 18,011,515 (1) (see Item 5)
	9.	Sole Dispositive Power: 0 (see Item 5)
	10.	Shared Dispositive Power: 18,011,515 (1) (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,011,515
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]
13.	Percent of Class Represented by Amount in Row (11): 16.84%
14.	Type of Reporting Person (See Instructions): OO

(1) The beneficial ownership of the issuer’s shares is being reported hereunder to address the prospect that nDigital Holdings S.P.C. (“Holdings”) may be deemed to have an indirect or shared voting power over such shares as a result of its relationship with nDigital Ventures (described under Item 3 of this Schedule 13D and the matters described within Item 3, Item 4 and Item 5 of this Schedule 13D). Note that neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission by Holdings or nDigital Ventures that Holdings is the beneficial owner of any shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This report on Schedule 13D (this “Report”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of AppTech Corp., a Wyoming corporation (the “Company”). The principal executive offices of the Company are located at 5876 Owens Ave. Suite 100, Carlsbad, California 92008.

Item 2. Identity and Background

This Report is being jointly filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by (i) nDigital Ventures, an exempted company incorporated in the Cayman Islands (“nDigital”) and (ii) nDigital Holdings S.P.C., a Segregated Portfolio Company incorporated in the Cayman Islands (“Holdings” and together with nDigital the “Reporting Persons”). nDigital is a wholly owned subsidiary of Holdings. The address and principal place of business of nDigital is c/o NEC Payments B.S.C., Office 32 Classic Tower, Building 869, Road 3618, Block 436, Seef District, Kingdom of Bahrain. nDigital is a company that holds stock in joint ventures, partnerships, investments, and other business ventures and interests. The address and principal place of business of Holdings is c/o NEC Payments B.S.C., Office 32, Classic Tower, Building 869, Road 3618, Block 436, Seef District, Kingdom of Bahrain. Holdings is the parent-owner of nDigital.

The name, address and present office/position held by each director and executive officer of Reporting Persons is set forth in Schedule A, attached hereto and incorporated by reference herein.

During the past five years, neither Reporting Persons nor any individual listed on Schedule A (to Reporting Persons’ knowledge as of the time of filing this Report) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither Reporting Persons nor any individual listed on Schedule A (to Reporting Persons’ knowledge as of the time of filing this Report) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The citizenship of each of Reporting Persons’ directors and officers is set forth on Schedule A.

Item 3. Source and Amount of Funds or Other Consideration

The Company and NEC Payments B.S.C. (“NECP”), which is owned by certain equity holders of Holdings, are parties to a strategic relationship, pursuant to which the Company licenses NECP’s digital banking and payment technology solutions.

As part of the consideration for the license, the Company agreed to issue NECP, or its assignee, 18,011,515 shares of Company Common Stock. On March 25, 2021, the Company issued 18,011,515 shares of Company Common Stock to nDigital, as assignee of NECP.

As of the date of this Report and by the nature of nDigital’s relationship with Holdings, Reporting Persons beneficially own 18,011,515 shares of Company Common Stock.

Item 4. Purpose of Transaction

Reporting Persons acquired beneficial ownership of the securities of the Company for investment purposes, by assignment, as part of the consideration paid by the Company in connection with nDigital’s affiliate NECP’s strategic license relationship with the Company.

Reference is made to Item 3 which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of this Report and due to the relationship between nDigital and Holdings, the Reporting Persons beneficially own 18,011,515 shares of Company Common Stock, which number of shares represents approximately 16.84% of the outstanding Company Common Stock based on 106,915,500 shares of Common Stock issued and outstanding as of March 30, 2021. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Reporting Persons may be deemed to have shared power to vote or direct the vote, and to dispose or direct the disposition, of an aggregate of 18,011,515 shares of Company Common Stock owned by Reporting Persons.

(c)	Except as described herein, Reporting Persons have not effected any transaction in Company Common Stock in the past 60 days.

(d) and (e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4, which are hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated April 13, 2021, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2021

nDigital Ventures

By:	/s/ Andrew Sims
Name:	Andrew Sims
Title:	CEO

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2021

nDigital Holdings S.P.C.

By:	/s/ Andrew Sims
Name:	Andrew Sims
Title:	CEO

SCHEDULE A

Set forth in the following table is a list of the current directors and executive officers of nDigital. Across from each such individuals name is their respective office/position and place of citizenship. The business address of each such individual listed below is c/o NEC Payments B.S.C., Office 32 Classic Tower, Building 869, Road 3618, Block 436, Seef District, Kingdom of Bahrain.

Name:	Office/Positon:	Citizenship:
Yusuf Dawood Ebrahim Nonoo	Director	Kingdom of Bahrain
Fuad Dawood Ebrahim Nonoo	Director and Chairman	Kingdom of Bahrain
Andrew John Sims	Director and CEO	United Kingdom
Michael Anwar Saleh Yadgar	Non-Executive Director	United States

Set forth in the following table is a list of the current directors and executive officers of Holdings. Across from each such individuals name is their respective office/position and place of citizenship. The business address of each such individual listed below is c/o NEC Payments B.S.C., Office 32 Classic Tower, Building 869, Road 3618, Block 436, Seef District, Kingdom of Bahrain.

Name:	Office/Positon:	Citizenship:
Yusuf Dawood Ebrahim Nonoo	Director	Kingdom of Bahrain
Fuad Dawood Ebrahim Nonoo	Director and Chairman	Kingdom of Bahrain
Andrew John Sims	Director and CEO	United Kingdom
Michael Anwar Saleh Yadgar	Non-Executive Director	United States